January 15, 2013

BY EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
460 Fifth Street, NW
Washington, D.C. 20549

Attention:  Adam Phippen, Staff Accountant

Re:	Atlantic Power Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011
Filed April 2, 2012
File No. 1-34691

Dear Mr. Phippen:

This letter is submitted on behalf of Atlantic Power Corporation (the “Company”) in response to the comments in the letter dated December 17, 2012 (the “Comment Letter”) from William H. Thompson of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to Terrence Ronan, Chief Financial Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the Commission on February 29, 2012 (the “2011 Form 10-K”), as amended by Amendment No. 1 to the 2011 Form 10-K filed with the Commission on April 2, 2012 (the “2011 Form 10-K Amendment”). The responses to the Staff’s comments are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly. Except as otherwise noted, all dollar amounts set forth in this letter are stated in United States dollars.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 6.  Selected Financial Data, page 47

1.            Reference is made to your presentation of basic and diluted earnings per share in Cdn$ converted using the average exchange rates for the applicable periods.  Convenience translations are generally not permitted, except that a convenience translation may be presented only for the most recent fiscal year and interim period.  When permitted, translation should be made at the exchange rate on the balance sheet date or most recent date practicable, if materially different.  Please revise or advise.

Response to Comment No. 1

The Company’s common shares trade on both the Toronto Stock Exchange and the New York Stock Exchange. The Company files its Annual Reports on Form 10-K in lieu of annual information

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forms in Canada, in compliance with Canadian securities requirements. Historically, the Company has disclosed basic and diluted earnings per share in Cdn$ as a convenience to the Canadian shareholders of the Company. The Company believes that Canadian investors currently represent just fewer than 50% of the holders of the Company’s common shares. The Company utilized an average exchange rate, as opposed to the rate on the balance sheet date, to convert basic and diluted earnings per share from US$ to Cdn$ because the numerator (net income/loss) is traditionally converted using average exchange rates and the denominator (weighted-average common shares outstanding) is also an average.

In consideration of the Staff’s comment and the requirements of Section 6620.5 of the SEC’s Division of Corporation Finance Financial Reporting Manual, the Company will remove this convenience translation for all periods in future filings, beginning with its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which is expected to be filed on or prior to March 1, 2013, (the “2012 Form 10-K”).

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Cash Available for Distribution, page 69

2.            Please tell us your consideration of whether excluding transaction costs and realized foreign currency losses on hedges associated with the Partnership transaction in your calculation of cash available for distribution for the year ended December 31, 2011 is prohibited pursuant to Item 10(e)(1)(ii)(A) of Regulation S-K.

Response to Comment No. 2

The Company wishes to supplementally advise the Staff that at the time of the Company’s initial public offering in 2004, its publicly traded security was an income participating security (“IPS”), each of which was comprised of one common share and a subordinated note. IPS holders received monthly cash distributions in the form of common share dividends and interest payments on subordinated notes. In November 2009, the Company’s shareholders approved a conversion from the IPS structure to a traditional common share structure and, subsequent to this conversion, holders received their entire monthly cash distributions in the form of a common share dividend. As a result, cash available for distribution and the corresponding payout ratio became routinely and widely followed by investors and analysts as a market-driven metric used to judge future performance. Consistent with its Canadian peer group, the Company developed a methodology for calculating this metric that it believes best aids investor and analyst understanding of its ability to pay dividends. When the Company’s securities began trading on the New York Stock Exchange and it began filing periodic reports with the Commission following such commencement of trading, the Company continued reporting cash available for distribution as it had been reporting such metric in Canada to minimize disruption to the marketplace environment.

In 2011, the Company acquired Capital Power Income, L.P. (the “Partnership”).  The Company’s acquisition of the Partnership was a material event that significantly increased the size and market capitalization of the Company. As a result of the acquisition of the Partnership, which was over twice the size of the Company, the Company incurred $33.4 million in transaction costs as well as $16.5 million of

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realized foreign currency losses associated with foreign exchange forward contracts specifically entered into to hedge a portion of the foreign exchange risks on the purchase price of this acquisition (together, the “acquisition costs”). These acquisition costs were material costs that the Company considered outside of its normal and historical operations and were excluded from the calculation of cash available for distribution on page 69 of the 2011 Form 10-K.

The Company excluded these acquisition costs in part to make the presentation comparable with prior periods. If the Company did not exclude these costs, the payout ratio for the year ended December 31, 2011 would dramatically increase on a basis inconsistent with both prior and anticipated periods. Due to the non-representative increase that would result from including these acquisition costs, the Company believes to do so would be misleading to investors. The Company also considered the fact that the acquisition was funded in part by a $460.0 million high yield note offering. Since the Company borrowed money to pay for some of the acquisition costs, the Company does not believe these costs meaningfully affect cash available for distribution. Furthermore, the Company made such exclusions so that the presentation would be comparable with its Canadian peer group. Although there is some variability in the way this metric is calculated, the Company believes exclusion of significant acquisition costs is customary among its peers. To include such information in cash available for distribution would be adverse to investor understanding and inconsistent with market practice. In order to be as transparent as possible, the Company respectfully notes that these amounts are clearly labeled as line items with footnote disclosure, thereby giving investors the ability to fully and easily take into account these exclusions.

The Company respectfully points the Staff to Compliance and Disclosure Interpretation 102.09 on Non-GAAP Financial Measures (“C&DI 102.09”). Pursuant to C&DI 102.09, the Staff, invoking concepts of materiality and investor understanding, permitted a company to present Adjusted EBITDA as calculated under a debt covenant in its credit facility even though such presentation excluded charges required to be cash settled notwithstanding the language of Item 10(e)(1)(ii)(A). Extending the analogy, although there is no contractual agreement that mandates how the Company calculates cash available for distribution, the Company is operating in a peer environment and is responding to essentially a marketplace-established metric against which it and its peers are being evaluated by investors and analysts.

The Company seeks to balance the objectives of Item 10(e)(1)(ii)(A) of Regulation S-K with the expectations of investors and analysts and the Company’s aim to present a measure that is most conducive to investor understanding of its ability to pay dividends. Because these acquisition costs were unusual, significant and funded in part through debt financing, and because the Company transparently disclosed the excluded line items in accordance with market expectations, the Company believes it has accomplished this goal. Consequently, the Company respectfully requests to continue to present cash available for distribution and the related payout ratio as it has historically presented these measures.

Consolidated Financial Statements, page F-1

3.            Reference is made to pages F-40 through F-48 of Amendment No. 1 to Form 10-K filed April 2, 2012 which discuss the restatement of Chambers Cogen, LP’s financial statements for the years ended December 31, 2010 and December 31, 2009.  In light of these restatements, please tell us your consideration of the need to restate your financial

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statements.  In doing so, please provide us your materiality analysis supporting that such adjustments did not have a material effect.

Response to Comment No. 3

The Company owns a 40% interest in Chambers Cogeneration, L.P. (“Chambers” or the “Project”) and accounts for its investment under the equity method of accounting. Chambers restated its financial statements for the year ended December 31, 2010, resulting in a cumulative $103.6 million reduction in partner’s equity. The Company performed a quantitative and qualitative assessment under Staff Accounting Bulletin No. 99 in evaluating the impact of this investee project level adjustment on the Company’s consolidated financial statements. The Company determined that the impact was immaterial to the periods presented in the 2011 Form 10-K.

Chambers restated its financial statements due to material errors related to the depreciable life of the facility and the calculation of its asset retirement obligations. Chambers became operational in 1994 and the Company purchased its 40% interest in Chambers in September 2005 (the “Chambers acquisition date”). The Company performed a quantitative analysis by comparing its 40% proportionate share of the Project-level errors that occurred during its years of ownership to the fair value purchase price adjustment write down of the Project’s fixed assets that the Company recorded on the Chambers acquisition date. On this basis, the write down of fair value that the Company recorded at the Chambers acquisition date exceeded its proportionate share of the Project-level errors.

The Chambers restatement also resulted in the Project recording additional $10.6 million of depreciation and accretion expense for the year ended December 31, 2010. Accounting Standards Codification (“ASC”) 250 requires restatement of prior period results as opposed to accounting for the adjustment in the current period and applying it prospectively. However, based on quantitative and qualitative considerations, the Company determined that the most appropriate approach was not to restate the prior period results and to instead record this adjustment as an out-of-period adjustment for the year ended December 31, 2011 and record the changes to depreciation and accretion prospectively. The net difference to the Company’s pre-tax income on a yearly basis for the corrected accretion and depreciation as compared to what was recorded was not material to any of the Company’s reporting periods.

The adjustment recorded by the Project in 2010 was $10.6 million, which resulted in a total adjustment for the Company of $3.4 million after taking into account the Company’s 40% interest in the Project less depreciation of purchase price adjustments of $0.8 million.  The out-of-period adjustment was 7.9% of the Company’s 2011 pre-tax income. The Company determined that this adjustment was not material due to the following factors:

•                 The out-of-period adjustment did not result in a loss becoming income, nor would the adjustment have had this effect in any one period in which it should have been recorded.  The out-of-period adjustment increased an already existing loss. The adjustment, if it had been appropriately recorded in prior periods, would have been immaterial to any one period as the $3.4 million would have been recorded over a 6-year period;

•                 The error does not mask a trend in earnings because the Company’s earnings/losses are volatile and subject to significant fluctuations period to period principally due to the

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inherent volatility of the underlying commodity prices in the fuel its plants use to generate power and the derivative instruments that the Company marks to market at each reporting period to economically hedge its exposures to interest rates, foreign currency, and fuel prices.  The Company’s income/loss from operations before income taxes for 2011, 2010 and 2009 was ($42 million) – loss, $15 million – income and ($54 million) – loss, respectively.  The Company believes that investors in the Company are focused on Project Adjusted EBITDA and Cash Available for Distribution to a much greater extent than net income/loss given the relevance of such metrics to the Company’s ability to maintain the stability and sustainability of its dividend;

•                 The recorded adjustment of accretion and depreciation expense is a non-cash item and had no impact on the Company’s overall Project Adjusted EBITDA or Cash Available for Distribution, which the Company’s believes its shareholders and investors monitor on a quarterly and yearly basis for the reasons noted above;

•                 The correction of the error did not impact the Company’s debt covenants at the Company’s corporate or at the Project level;

•                 The out-of-period adjustment recorded did not impact management’s compensation, which is based upon total shareholder return, which is in turn based on the stock price and dividends paid;

•                 Chambers is a minority-owned project accounted for under the equity method of accounting. The Company does not control Chambers nor does it maintain its books and records. The error did not indicate a possible pattern of bias by management when developing and accumulating accounting estimates, as the error was at the Chambers level and management of the Company is not responsible for determining the judgment or estimate to prepare the asset retirement obligations calculation; and

•                 The Company, to the best of its knowledge, does not believe that the error is an intentional misstatement or potential fraud by Chambers.

Notes to Consolidated Financial Statements, page F-10

3.  Acquisitions and divestments, page F-19

Acquisitions, page F-19

(a) Capital Power Income L.P., page F-19

4.            You disclose in the last paragraph on page F-20 that the purchase price reflects the market value of your common shares issued in connection with the transaction based on the closing price of the Partnership’s units on the Toronto Stock Exchange on November 4, 2011.  Please tell us why your determination of the fair value of equity interests issued to unit holders of Capital Power Income L.P. complies with ASC 805-30-30-7.

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Response to Comment No. 4

As disclosed in footnote 3 to the consolidated financial statements included in the 2011 Form 10-K, the purchase price of the acquisition was determined using the Partnership’s outstanding units as of the June 30, 2011 announcement date, adjusted for the exchange ratio on the acquisition date of November 4, 2011 (the “Partnership acquisition date”).

The $407.4 million fair value of the equity consideration transferred was calculated by multiplying the 31,500,215 shares issued by the Company using the ratio of the Partnership’s share price to the Company’s closing share price on the Partnership acquisition date and translated to US$ using the spot rate on the Partnership acquisition date. On this date, the number of the Company’s shares to be issued became fixed and its fair value was at parity with the fair value of the acquiree’s common shares. The Company believes that its accounting treatment for the acquisition complies with the guidance of ASC 805-30-30-7, which states that “the consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree, and the equity interests issued by the acquirer.”

4.  Equity method investments, page F-25

5.            Please tell us your consideration of disclosing why the equity method of accounting is considered appropriate for those investments in which you hold less than 20 percent of voting stock of the investee.  Please refer to ASC 323-10-50-3a.2.

Response to Comment No. 5

The Company’s investments that are less than 20% owned are structured as limited partnerships or limited liability companies. The Company follows the guidance in ASC 323-30-S99-1 which states the following:

“The SEC staff’s position on the application of the equity method to investments in limited partnerships is that investments in all limited partnerships should be accounted for pursuant to paragraph 970-323-25-6. That guidance requires the use of the equity method unless the investor’s interest ‘is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.’ The SEC staff understands that practice generally has viewed investments of more than 3 to 5 percent to be more than minor.”

As disclosed on page F-25 of the 2011 Form 10-K, all ownership interests for subsidiaries accounted for under the equity method of accounting are greater than 5%.  Furthermore, in light of the Staff’s comment, the Company will provide disclosure explaining its accounting policy in accordance with ASC 323-10-50-3a.2 in future filings, beginning with the 2012 Form 10-K.

7.  Goodwill, transmission rights and other intangible assets and liabilities, page F-28

6.            Please tell us your consideration of disclosing the weighted-average amortization period, in total and by major intangible asset class.  Please refer to ASC 350-30-50-1a.3.

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Response to Comment No. 6

The Company’s intangible assets are primarily composed of transmission system rights, intangible assets related to power purchase agreements and intangible assets (liabilities) related to fuel supply agreements. While the Company did not disclose the weighted-average amortization period in total and by major intangible assets class in the 2011 Form 10-K, the Company has disclosed (i) historical amortization expense for the years ended December 31, 2011, 2010 and 2009, as well as future amortization through December 31, 2016, (ii) the 30 year amortization period for transmission system rights on page F-11 in Note 2(g) in the 2011 Form 10-K and (iii) the expiration dates for each of its projects’ power purchase agreements and fuel supply agreements on pages 9-24 in “Item 1 – Business,” which the Company believes are the key accounting related disclosures needed by investors.  Nevertheless, in light of the Staff’s comment, the Company will provide increased disclosures as prescribed by ASC 350-30-50-1a.3 in future filings, beginning with the 2012 Form 10-K.

9.  Long-term debt, page F-31

7.            In light of the covenants contained in Partnership Notes, Curtis Palmer Notes and Series A and Series B Notes of Atlantic Power (US) GP as well as project level non-recourse debt, please tell us your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X.  Please also tell us the restricted net assets of consolidated and unconsolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method and how you computed the amount.  In addition, please tell us your consideration of providing the condensed financial information required by Rule 12-04 of Regulation S-X.  Refer to Schedule I of Rule 5-04 of Regulation S-X.

Response to Comment No. 7

The covenants contained in the Partnership Notes, Curtis Palmer Notes and Series A and Series B Notes of Atlantic Power (US) GP do not restrict the issuer subsidiaries from transferring net assets to the Company in the form of loans, advances or cash dividends without the consent of a third party and, therefore, no disclosure is required by Rule 4-08(e)(3) of Regulation S-X.

In consideration of Rules 4-08(e)(3)(ii) and 12-04 of Regulation S-X, the Company did not disclose restricted net assets, which totaled $42.8 million, because the total of restricted net assets of consolidated and unconsolidated subsidiaries and, in the case of Rule 4-08(e)(3), the Company’s equity in the undistributed earnings of its equity method investments, was less than 25% of consolidated net assets.

To calculate restricted net assets of consolidated and unconsolidated subsidiaries, the Company followed the guidance of Staff Accounting Bulletin – Topic 6(K). As disclosed on pages 73-74 of the 2011 Form 10-K, certain of the Company’s consolidated and unconsolidated subsidiaries have project level non-recourse debt and, as a result, are subject to debt service coverage covenants that can prevent or limit distribution of cash to the Company. The Company disclosed each subsidiary that had failed its debt service coverage covenants and could not distribute cash to the Company as of December 31, 2011. Restricted net assets were calculated based on the specific terms of the debt service coverage covenants contained within the project-level debt arrangements. In instances where the Company’s consolidated and unconsolidated subsidiaries failed their debt service coverage covenant requirements, net assets equal to

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100% of their net assets or to the Company’s equity investment, respectively, were considered to be restricted net assets. In instances where the Company’s consolidated and unconsolidated subsidiaries passed their debt service coverage covenant requirements, restricted net assets were determined to be the amount of net assets required to satisfy such covenants.

The Company’s equity in the undistributed earnings of its equity method investments is negative. This deficit exists because the Company’s equity method investments record significant non-cash items such as mark-to-market adjustments that reduce their income to a loss, but otherwise record positive operating cash flows that can be distributed to the Company. Since the acquisition dates of each of the Company’s equity method investments, the cumulative distributions from each equity method investment have exceeded the Company’s equity in the undistributed earnings of such investment. Page F-25 of the 2011 Form 10-K shows that “equity in earnings (loss) of unconsolidated affiliates, net of distributions” for the years ended December 31, 2011, 2010 and 2009 is negative $15.5 million, negative $3.1 million and negative $19.4 million, respectively. To be clearer, the Company will consider alternative language for this caption in future filings, beginning with the 2012 Form 10-K, such as “equity (deficit) in earnings (loss) of equity method investments.”

10.  Convertible debentures, page F-33

8.            Please tell us how the proceeds from the issuance of the 2009 Debentures disclosed in first full paragraph on page F-34 are presented in the consolidated statements of cash flows.

Response to Comment No. 8

The proceeds from the issuance of the 2009 Debentures were incorrectly disclosed in the “Proceeds from issuance of project level debt” line item in the consolidated statements of cash flows and should have been included in the “Proceeds from issuance of convertible debenture, net of offering cost” line item. The issuance of the 2009 Debentures was properly disclosed in the consolidated statements of cash flows in the Form 10 for the year ended December 31, 2009. However, by typographical error, the proceeds from the issuance of the 2009 Debentures were inadvertently included in “Proceeds from issuance of project level debt” in the 2011 Form 10-K. The error in classification occurred within the financing activities section of the consolidated statements of cash flows and had no impact on total cash flows from financing activities for the year ended December 31, 2009. As a result of this fact, combined with other disclosures as to the proceeds from the offering contained elsewhere in the 2011 Form 10-K, the Company does not believe that the error in classification had any material impact on a reader’s assessment of the financial statements. Additionally, this information will no longer be relevant in the 2012 Form 10-K because the 2009 information will not be included in the consolidated statements of cash flows. The Company will ensure proper classification of the proceeds from the issuance of convertible debentures in future filings.

13.  Income taxes, page F-41

9.            Please tell us your consideration of providing the disclosures regarding unrecognized tax benefits required by ASC 740-10-50-15 and 15A.

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Response to Comment No. 9

The Company advises that it does not have any unrecognized tax benefits. The Company will consider the disclosure requirements of ASC 740-10-50-15 and 15A to the extent applicable in its future filings.

10.    Please tell us what the “Federal grant” line item in the reconciliation on page F-42 represents and why the basis difference is not a temporary difference for which a deferred tax liability is recognized.  Please also tell us your consideration of disclosing your accounting policies related to federal grants.

Response to Comment No. 10

Idaho Wind Partners 1, LLC, a 27.6% owned investment accounted for under the equity method of accounting by the Company, received proceeds from a U.S. Department of Treasury Section 1603 program’s cash grant (a “Section 1603 Grant”) that resulted in a dollar for dollar reduction in the book basis of property, plant and equipment. In accordance with Section 50(c)(3)(A) of the Internal Revenue Code, the Company recorded a reduction in tax basis equivalent to 50% of its proportionate share of the grant proceeds, resulting in a deferred tax asset.

Critical accounting policies are not required to be disclosed for equity method investments.  As a result, the Company did not disclose an accounting policy related to receipts from federal grants in the 2011 Form 10-K since only projects accounted for under the equity method of accounting benefited from the receipt of these federal grants during 2011 and the Company does not have the ability to influence the accounting policies adopted at those entities. The Company will include disclosure of accounting policies for federal grants in the 2012 Form 10-K as one of its equity method investments received Section 1603 Grants during fiscal year 2012 and became a wholly-owned subsidiary in the fourth quarter, triggering the need for disclosure of such accounting policies in the 2012 Form 10-K.

24.  Consolidating financial information, page F-58

11.    Please tell us your consideration of disclosing, if true, that: (i) each subsidiary guarantor is 100% owned by the parent company; and (ii) all guarantees are joint and several.  Refer to Rule 3-10(i)(8) of Regulation S-K.  To the extent each subsidiary guarantor is not 100% owned and all guarantees by the guarantor subsidiaries are not joint and several, please tell us why your presentation complies with Rule 3-10 of Regulation S-X.

Response to Comment No. 11

As disclosed on page F-58 of the 2011 Form 10-K, each of the subsidiaries listed are directly or indirectly wholly-owned by the Company and fully and unconditionally guarantee the Company’s 9.00% Senior Notes.

Though not disclosed on page F-58, all guarantees provided by the guarantor subsidiaries are joint and several. In light of the Staff’s comment, the Company will provide this disclosure in accordance with Rule 3-10(i)(8) of Regulation S-X in future filings, beginning with the 2012 Form 10-K.

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Item 15.  Exhibits and Financial Statement Schedules, page 80

Exhibit Index, page 81

12.    We note that all documents filed after the effective date of your Registration Statement on Form S-8 filed on March 18, 2011 are incorporated by reference in the Registration Statement.  As such, please tell us your consideration of filing the written consents of your independent registered public accounting firms pursuant to Item 601(b)(23) of Regulation S-K.

Response to Comment No. 12

The Company acknowledges that written consents of its independent registered public accounting firms related to certain reports that were filed after March 18, 2011 (the date the Company’s Registration Statement on Form S-8 (the “Form S-8”) was filed) should have explicitly referenced the Form S-8. In consideration of the Staff’s comment and the requirements of Item 601(b)(23) of Regulation S-K, the Company will ensure proper filing of such consents in future filings, beginning with the 2012 Form 10-K.  In connection with the 2012 Form 10-K, the Company will file written consents for the financials included in the 2012 Form 10-K and such consents will explicitly reference the Company’s outstanding active registration statements, including the Form S-8.

Amendment No.  1 to Form 10-K for Fiscal Year Ended December 31, 2011

Report of Independent Auditors, page F-30

13.    We note that the audit report does not include the city and state where it was issued as required by Rule 2-02 of Regulation S-X.  Please revise or advise.

Response to Comment No. 13

The Report of Independent Auditors on page F-30 of the 2011 Form 10-K Amendment relates to the audited financials of Chambers. The Company owns a 40% interest in Chambers and included its financial statements in the 2011 Form 10-K Amendment because it meets the definition of a significant subsidiary as required by Rule 3-09 of Regulation S-X for the year ended December 31, 2010. Financial statements filed pursuant to Rule 3-09 of Regulation S-X are not required to comply with GAAP disclosures applicable to a public company. Chambers is not a public registrant and is, therefore, not subject to Rule 2-02 of Regulation S-X. Additionally, as a minority owner, the Company does not have control of the Project or the presentation of its audited financial statements. However, in future instances where financial statements are required by Rule 3-09 of Regulation S-X, the Company will request to the management of its unconsolidated minority-owned subsidiaries that they comply with the requirements of Rule 2-02 of Regulation S-X.

* * *

The Company acknowledges that:

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•                 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (617) 977-2400.

Sincerely,

/s/ Terrence Ronan
Terrence Ronan
Chief Financial Officer

cc:	John Hulburt
Corporate Controller

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